Exhibit 99.1

Draganfly’s Commander 3XL Awarded Best Enterprise Drone, Best Search and Rescue Drone and Best Delivery Drone at the Droning Awards.

Draganfly’s Commander 3 XL Wins Best Enterprise Drone For the 2nd Year in Row at the Droning Awards

Saskatoon, SK., February 7, 2024 - Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is honored to announce its Commander 3 XL Drone has been voted Best Enterprise Drone, Best Search and Rescue Drone and Best Delivery Drone at The Droning Company’s Annual Droning Awards.

The Droning Company was named The World’s # 1 Resource for the Drone Community. To honor and celebrate this community, the Droning Company created The Droning Awards to recognize and celebrate outstanding drone innovations and allow drone pilots and enthusiasts to vote in a series of categories.

Draganfly’s Commander 3 XL Drone is known as the “Swiss Army Knife of Drones” for its easy assembly and rapid deployment. This high-endurance, multirotor UAV can support dozens of payloads and drop and winch-down systems to transport up to 24 pounds of payload. This weather-resistant drone performs exceptionally well in light rain and snow.

Draganfly Inc.’s Commander 3XL drone has received the Best Enterprise Drone award for the second year. The drone was also named Best Search and Rescue Drone, reflecting its utility in emergency scenarios where it supports the location and assistance of individuals in need. Additionally, the Commander 3XL earned the title of Best Delivery Drone, an acknowledgment of its design and flexibility suitable for transporting items in diverse settings, including urban and isolated locations.

“These awards reflect Draganfly’s dedication to pushing the boundaries of UAV technology. The Commander 3XL’s design integrates state-of-the-art technology with user-centric functionality, making it a versatile tool for enterprises across multiple industries,” said Cameron Chell, President and CEO of Draganfly. “The ongoing industry recognition for Draganfly’s Commander 3XL underscores the company’s focus on creating a drone that is not only innovative and reliable but also responsive to the growing and changing needs of the commercial drone market.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
Email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the statement that the Commander 3XL can support dozens of payloads and drop and winch-down systems to transport up to 24 pounds of payload; that it is weather-resistant; and that it is useful in emergency scenarios where it supports the location and assistance of individuals in need. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.